N E W S R E L E A S E

July 24, 2012

Nevsun Announces Increased Base Metals Reserves

HIGHLIGHTS

  4.09% copper grade in supergene ore reserves estimate
  6.33% zinc grade in primary ore reserves estimate
  Total contained copper in probable reserves increased by 6%
  Total contained zinc in probable reserves increased by 38%

Nevsun Resources Ltd. (TSX: NSU / NYSE MKT: NSU) (the “Company or “Nevsun”) today announced new increased base metal Canadian National Instrument 43-101 (“NI 43-101”) compliant mineral resources and reserves estimates at its 60%-owned Bisha Mine (“Bisha”) in Eritrea. Expressed as contained metal, the copper reserves estimate is 6% higher and the zinc reserves estimate is 38% higher as of May 31, 2012, compared with the previous reserves estimate effective date January 1, 2011. Management will hold a conference call on Tuesday, July 24, 2012 to discuss the results (details below).

Total mineral reserves estimate consists of 26.5 million tonnes with the oxide portions grading 5.79 gram per tonne ("g/t") gold for a total of 167,000 troy ounces of gold, the supergene portions grading 4.09% copper for a total of 579 million pounds of copper, and the primary portions grading 1.09% copper and 6.33% zinc for a total of 462 million pounds of copper and 2,680 million pounds of zinc respectively. A tabulation of total mineral resources and mineral reserves by classification is appended at the end of this news release.

The new resources and reserves estimates resulted from 27,000 meters of diamond drilling in 2011 and from adjustments to the mine plan based on the new resource model. The reserves estimate underscores the fact that the Bisha Mine is one of the highest grade open pit base metals deposits in the world.

Nevsun intends to continue drilling while re-starting generative exploration in 2012 with the objective of further increasing reserves and extending the mine life at Bisha.  An approximately 8,000 meters diamond drilling program is progressing at the Northwest Zone which is 1.5 km from the existing Bisha Main pit.

Nevsun expects base metals production at Bisha to commence in mid-2013 and continue until 2024. The Mine has been producing gold since 2011 but, as previously disclosed, management currently expects Bisha to complete oxide gold production in the first quarter of 2013. This new mineral reserves estimate predicts 167,000 ounces of remaining oxide gold reserves (900 kt @ 5.78 g/t) as of May 31, 2012. Based on the 2012 guidance and this reserves estimate, management expects between 30,000 and 50,000 payable ounces of oxide gold would remain to be mined in Q1 2013.

Nevsun reiterates forecast full year 2012 gold production guidance of 240,000 to 260,000 ounces and management intends to re-evaluate this guidance in August when reviewing the full quarter financial results with the added benefit of observing actual mining results for the month of July.

As part of the mineral resources and reserves estimation review, the Company retained AGP Mining Consultants Inc. (“AGP”), an independent mining and geological consulting firm that had not previously reported on the property. AGP estimated the new mineral resources at Bisha.  AGP’s estimate was in turn reviewed by an independent third party engineering company.  AMEC Americas Limited estimated the new mineral resources at Harena.  AGP also prepared the new combined Bisha and Harena mineral reserves estimate. An NI 43-101 technical report will be filed within 45 days on SEDAR.

Table 1: Summary Base Metals (Not Including Oxides) Mineral Reserves Estimate Comparison (1)

	Effective May 31 2012(2) (4)	Effective Jan 1, 2011(3) (4)	Change
Supergene + Primary Ore (Mt)	25.6	23.7	+8%
Supergene Cu grade (%)	4.09	3.90	+5%
Primary Cu grade (%)	1.09	0.97	+13%
Primary Zn grade (%)	6.33	5.40	+17%
Total Cu contained metal, lbs	1,040,000,000	982,000,000	+6%
Total Zn contained metal, lbs	2,680,000,000	1,937,000,000	+38%

(1)	See detailed mineral reserves (table 4) below for further information on zones, cut-offs and other relevant data. All mineral reserves shown are in the probable category.
(2)	Bisha Main pit (including Hanging Wall) and Harena pit. All mineral reserves in the probable category.
(3)	Original Bisha Main only. Excludes Hanging Wall, Harena and 2011 infill drilling. Mineral reserves are proven and probable. See news release and the related NI 43-101 technical report dated March 28, 2011 filed on SEDAR for details.
(4)	Metals prices per lb for reserves estimate: Copper – US$2.80 in 2012 vs US$2.40 in 2011 and Zinc - US$0.92 in 2012 vs US$0.92 in 2011.

Table 2: Payable Production Profile Projections (100% Project Basis)

The following production profile was developed by AGP as a possible scenario, without optimizing the mine plan, and, compared to previous production profiles, would result in accelerating the timing of zinc expansion capital.  Optimization work, which the Company intends to perform over the remainder of the year, is required before the Company decides on whether to accelerate zinc expansion.

Years	2012(1)	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024
Oxide Phase	Supergene Phase	Supergene & Primary Overlap(3)	Primary Phase(2)
Gold	146,000 oz	36,000 oz	32,000 oz	121,000 oz
Silver	221,000 oz	1,600,000 oz	1,560,000 oz	6,940,000 oz
Copper	317Mlbs	242 Mlbs	301 Mlbs
Zinc	146 Mlbs	1,740 Mlbs

(1)	From May 31, 2012. Total gold production in 2012 is forecast at 240,000 to 260,000 ounces including Harena oxides. It is anticipated that the Oxide Phase will extend through Q1 2013, when the gold plant will be shutdown to commence supergene phase commissioning.
(2)	Includes Harena sulphides.
(3)	The mine plan for the purposes of reserves determination contemplates a period of co-processing supergene and primary ores but Bisha has not made a final determination on this approach. Bisha will continue to evaluate and will advise if and when the approach is adopted.

Table 3: Estimated Bisha Net Financial Impact (100% Project Basis in USD)

The net impact of the above production profile, and other mine plan changes on the Bisha Project cash flow, on a go-forward basis, is demonstrated below using different metals prices. These are all on an after-tax, royalty and CAPEX basis:

Sensitivity Scenarios	Net Future Cash, $ billions(1)	NPV (8%) $ billions	Metals Prices Used
High metals price case	$ 2.536	$ 1.620	$1,800/oz Au; $36.00/oz Ag; $4.00/lb Cu; $1.25/lb Zn
Medium metals price case	$ 1.608	$ 1.030	$1,500/oz Au; $24.00/oz Ag; $3.00/lb Cu; $1.00/lb Zn
Reserve metals price case	$ 1.319	$ 0.839	$1,175/oz Au; $22.00/oz Ag; $2.80/lb Cu; $0.92/lb Zn

1)	Net future cash flow is undiscounted after tax from 2012 onwards, and after all expansion and sustaining capital for 100% of the Bisha Project. Nevsun owns 60% of the Bisha Project and also has a receivable from the Eritrean State mining company related to its 30% purchased interest.

Conference Call Details

The Company will hold a conference call on Tuesday, July 24, 2012 at 8AM Vancouver / 11AM Toronto, New York / 4PM London, to discuss the quarterly results.  Dial in details are as follows:

North America: 416-695-6622 / 1-800-766-6630 UK: 00800-4222-8835 (Toll Free) Other International: +1 416-695-6622

The conference call will be available for replay until August 6, 2012 by calling +1 905-694-9451 / 1 800-408-3053 and entering passcode 3153642.

Qualified Persons Statement

All mineral resources and mineral reserves estimates in this report have been prepared by the Qualified Persons described below in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects and the Canadian Institute of Mining, Metallurgy and Petroleum’s Classification System (CIM Definition Standards for Mineral Resources and Mineral Reserves 2010).

The information in this press release that relates to Mineral Resources was prepared by Michael Waldegger, P.Geo. of AGP Mining Consultants Inc. for Bisha and by David Thomas, P.Geo. of AMEC Americas Limited for Harena. The information in this report that relates to Mineral Reserves was prepared by Jay Melnyk P.Eng. of AGP Mining Consultants Inc.

Darin Wasylik, P.Geo. and Frazer Bourchier, P.Eng. are Nevsun's designated Qualified Persons and have reviewed and approved the contents of this press release.

Sample preparation and analysis was done by ALS Chemex in Vancouver, Canada.

Cautionary Notes to Investors - Reserve and Resource Estimates

In accordance with applicable Canadian securities regulatory requirements, all mineral reserve and mineral resource estimates of the Company disclosed or incorporated by reference in this news release have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"), classified in accordance with Canadian Institute of Mining Metallurgy and Petroleum's "CIM Standards on Mineral Resources and Reserves Definitions and Guidelines" (the "CIM Guidelines"). The definitions of mineral reserves and mineral resources are set out in our disclosure of our mineral reserve and mineral resource estimates in our Annual Information Form.

The Company uses the terms "mineral resources", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources".  While those terms are recognized by Canadian securities regulatory authorities, they are not recognized by the United States Securities and Exchange Commission (the "SEC") and the SEC does not permit U.S. companies to disclose resources in their filings with the SEC.

Pursuant to the CIM Guidelines, mineral resources have a higher degree of uncertainty than mineral reserves as to their existence as well as their economic and legal feasibility. Inferred mineral resources, when compared with measured or indicated mineral resources, have the least certainty as to their existence, and it cannot be assumed that all or any part of an inferred mineral resource will be upgraded to an indicated or measured mineral resource as a result of continued exploration. Pursuant to NI 43-101, inferred mineral resources may not form the basis of any economic analysis, including any feasibility study.  Accordingly, readers are cautioned not to assume that all or any part of a mineral resource exists, will ever be converted into a mineral reserve, or is or will ever be economically or legally mineable or recovered.

Forward Looking Statements

The above contains forward-looking statements regarding increases in estimated grade and mineral resources and reserves, future production profiles, and the effect of future production profiles on future cash flows and net present value.  Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimated,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Information concerning the interpretation of drill results and mineral resource and reserve estimates also may be deemed to be forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, the risks that (i) any of the assumptions on which the Company’s revised resource and reserve estimates are based turn out to be incorrect, incomplete, or flawed in any respect; (ii) the methodologies and models used to prepare the resource and reserve estimates either underestimate or overestimate the resources or reserves due to hidden or unknown conditions, (iii) the mine operations are disrupted or suspended due to acts of god, internal conflicts in the country of Eritrea, or unforeseen government actions; (iv) the Company experiences the loss of key personnel; (v) the mine operations are adversely affected by other political or military, or terrorist activities; (vi) the Company becomes involved in any material disputes with any of its key business partners, lenders, suppliers or customers; (vii) the Company is subjected to any hostile takeover or other unsolicited attempts to acquire control of the Company; (viii) the Company is subject to any adverse ruling in any of the pending litigation to which it is a party; or (ix) the Company incurs unanticipated costs as a result of the transition from the oxide phase of the Bisha mining operations to the copper phase in 2012.  Other risks are more fully described in the Company’s most recent Management Discussion and Analysis, which is incorporated herein by reference.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

Please see the Company’s Annual Information Form for the fiscal year ended December 31, 2011 and the Company’s Management Discussion and Analysis for the quarter ended March 31, 2012 for a more complete discussion of the risk factors associated with our business.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is a Vancouver-based mining company with an operating mine in Eritrea.  Nevsun’s 60%-owned Bisha Mine commenced gold production in February 2011 and is scheduled to transition to copper/gold production in 2013. Management expects the Bisha Mine will rank as one of the highest grade open pit base metal deposits in the world.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free: 1 866 684 6730 Email: nsu@kincommunications.com Website: www.nevsun.com

Table 4: Bisha Mineral Reserves Estimate (Combined Bisha & Harena),

Jay Melnyk, P.Eng, Effective Date: May 31, 2012

Probable						Contained Metal
	Tonnes	Copper	Zinc	Gold	Silver	Cu	Zn	Au	Ag
Zone	(000's)%		%	g/t	g/t	('000 lbs)	('000 lbs)	('000 Oz)	('000 Oz)
Oxide Phase	900			5.79	35	-	-	167	1,020
Supergene Phase	6,420	4.09		0.67	28	578,880	-	138	5,780
Primary Phase	19,190	1.09	6.33	0.72	47	461,540	2,679,500	441	28,950
Total						1,040,420	2,679,500	746	35,750

The following notes should be read in conjunction with the table 4 above:

(1)	NSR Cut-Off ($US/t): Oxide Phase $46.42 for Bisha and $48.92 for Harena; Supergene Phase $35.29 for Bisha; and Primary Phase $35.29 for Bisha and $37.79 for Harena. Mineral reserves are defined within a mine plan, with pit phase designs guided by Lerchs–Grossmann (LG) pit shells and generated using metal prices for copper, zinc, gold and silver of $2.80/lb, $0.92/lb, $1175/oz, $22/oz respectively. The mining cost was $2.08/t, plus $0.01/t/5 m bench for ore and $0.02/t/5 m bench for waste below the reference elevations of 540 meters above mean sea level and 600 meters above mean sea level for Bisha and Harena respectively. The total ore based costs (process, G&A and stockpile re-handle) are $46.42/t for oxide, and $35.29/t for supergene and primary ores. Harena ore based costs include an additional $2.50/t overland ore haulage cost. Overall pit slopes varied from 34.5º to 44º for Bisha and from 29º to 35.5º for Harena.
(2)	Economic values for the multi-metal, multi-zone deposits were modeled using Net Smelter Return values. For each block, NSR values were calculated using diluted indicated grades, metal prices, recoveries and appropriate smelter terms and downstream costs. Metallurgical recoveries, supported by metallurgical test work, were applied as follows:
a.	Bisha oxide zone: recoveries of 88% and 22% were applied for gold and silver respectively, based on actual production. Copper and zinc are not recovered during the oxide phase and therefore are not considered a part of the oxide mineral reserves.
b.	Harena oxide zone: a recovery of 75% was applied for gold. Test work was not performed to support a silver recovery. Copper and zinc are not recovered during the oxide phase and therefore are not considered a part of the oxide mineral reserves.
c.	Bisha supergene zone: recoveries of 88%, 56%, and 54% were applied for copper, gold and silver respectively. Zinc has not been assigned a recovery as most of the supergene zone will be processed prior to start-up of the zinc flotation plant. An arsenic recovery of 67.5% was applied for smelter penalty inclusion in the NSR calculation and cash flow analysis.
d.	Bisha hanging wall zone: recoveries of 88%, 56%, and 54% were applied for copper, gold and silver respectively. Zinc has not been assigned a metallurgical recovery as most of this zone will be processed prior to start-up of the zinc flotation plant.
e.	Bisha primary zone: recoveries to copper concentrate of 85%, 36%, and 29%, were applied for copper, gold and silver respectively. Recoveries to zinc concentrate of 83.5%, 9% and 20% were applied for zinc, gold and silver respectively. Due to uncertainty whether candidate zinc smelters will pay gold and silver credits, they have been disregarded for cash flow estimates.
f.	Harena primary zone: recoveries to copper concentrate of 85%, 36%, and 29%, were applied for copper, gold and silver respectively. A zinc recovery of 72% to zinc concentrate was applied. Gold and silver recoveries to zinc concentrate were not available at the time of analysis.
(3)	Mineral reserves are reported within the Bisha and Harena ultimate pit designs, using the NSR block grade, where the marginal cut-off is the total ore based cost stated above. Tonnages are rounded to the nearest 10,000 tonnes and grades are rounded to two decimal places with the exception of silver which was rounded to zero decimal places.
(4)	Rounding as required by reporting guidelines may result in apparent summation differences between tonnes, grade and contained metal content.
(5)	Tonnage and grade measurements are in metric units. Contained gold and silver ounces are reported as troy ounces, contained copper and zinc pounds as imperial pounds.
(6)	The life of mine strip ratios for Bisha and Harena are 6.5:1 and 10.2:1 respectively.
(7)	The Bisha probable mineral reserves for oxide material are inclusive of 284 kt at 4.69 g/t Au in stockpile as of 31 May 2012.

Table 5: Bisha Mineral Resources Estimate

Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Michael Waldegger, P.Geo., Effective Date: May 31, 2012

Indicated							Contained Metal
	NSR Cut-Off	Tonnes	Copper	Zinc	Gold	Silver	Cu	Zn	Au	Ag
Zone	($/t)	('000’s)%		%	g/t	g/t	('000 lbs)	('000 lbs)	('000 Oz)	('000 Oz)
Oxide Phase	46.42	740			6.08	43	-	-	145	1,020
Supergene Phase	35.29	8,000	3.75		0.72	28	661,390	-	185	7,200
Primary Phase	35.29	21,150	0.96	6.47	0.71	47	447,630	3,016,810	483	31,960
Total							1,109,020	3,016,810	813	40,180

Inferred							Contained Metal
		Tonnes	Copper	Zinc	Gold	Silver	Cu	Zn	Au	Ag
Zone		('000’s)%		%	g/t	g/t	('000 lbs)	('000 lbs)	('000 Oz)	('000 Oz)
Oxide Phase	46.42	330			5.31	111	-	-	56	1,180
Supergene Phase	35.29	300	1.73		0.19	5	11,440	-	2	50
Primary Phase	35.29	1,000	1.06	9.58	0.76	59	23,370	211,200	24	1,900
Total							34,810	211,200	82	3,130

The following notes should be read in conjunction with table 5 above:

(1)	Domains were modeled in 3D to separate oxide, supergene and primary massive sulphide rock types from surrounding waste rock. The domains conformed to lithological contacts logged in diamond drill core and reverse circulation chips. Sub-domaining was further warranted to separate different grade populations within domains. The mined out portion of the oxide domain was also modeled, using an extensive grade control dataset.
(2)	Raw drill hole assays were composited to 2.5m lengths interrupted by domain boundaries.
(3)	Block grades for copper, zinc, gold and silver, as well as lead and arsenic were estimated from the composites using a combination of ordinary kriging (OK) and inverse distance weighted to the second power (ID2) into 5 x 5 x 5m blocks coded by domain. Blocks in the Oxide domain were estimated using grade control sample dataset as well as the drill hole dataset. All other domains used only the drill hole dataset.
(4)	Restrictive search distances were applied to high grade composites in order to limit their range of influence on block grade without entirely ignoring their high value.
(5)	Dry bulk density was estimated using ID2 from drill core samples collected throughout the deposit. The density of the Oxide domain was estimated from hand samples collected from within the open pit as well as from drill core samples.
(6)	Blocks were classified as indicated or inferred in accordance with CIM Definition Standards.
(7)	NSR was estimated using diluted grades, metal prices, recoveries and appropriate smelter terms and downstream costs.
- Grades were diluted to a 5 x 5 x 5m block.
- Metal prices used for copper, zinc, gold and silver were $3.30/lb, $1.05/lb, $1350/oz and $26/oz respectively.
- Metallurgical recoveries, supported by metallurgical test work were applied as follows:
a.	Oxide zone: recoveries of 88% and 22% were applied for gold and silver respectively, based on actual production. Copper and zinc are not recovered during the oxide phase and therefore are not considered a part of the oxide mineral resources.
b.	Supergene zone: recoveries of 88%, 56%, and 54% were applied for copper, gold and silver respectively. Zinc has not been assigned a recovery as most of the supergene zone will be processed prior to start-up of the zinc flotation plant.
c.	Hanging wall zone (included in the supergene zone total): recoveries of 88%, 56%, and 54% were applied for copper, gold and silver respectively. Zinc has not been assigned a metallurgical recovery as most of this zone will be processed prior to start-up of the zinc flotation plant.
d.	Primary zone: recoveries to copper concentrate of 85%, 36%, and 29%, were applied for copper, gold and silver respectively. Recoveries to zinc concentrate of 83.5%, 9% and 20% were applied for zinc, gold and silver respectively. Due to uncertainty whether candidate smelters will pay gold and silver credits, they have been disregarded for cash flow estimates.
(8)	A Lerchs-Grossman pit shell was generated from the NSR and using mining costs of $2.08/t, plus $0.01/t/5 m bench for ore and $0.02/t/5 m bench for waste below the reference elevation of 540 m. The total ore based costs (process, G&A and stockpile re-handle) are $46.42/t for oxide, and $35.29/t for supergene and primary rock types. Overall pit slopes used in the pit optimization varied from 34.5º to 44º.
(9)	Mineral resources were reported within the Lerchs-Grossman pit shell above an NSR cut-off equivalent to the total ore based costs stated above. The contained metal figures shown are in situ. No assurance can be given that the estimated quantities will be produced. All figures have been rounded to reflect accuracy and to comply with securities regulatory requirements. Summations within the tables may not agree due to rounding.
(10)	AGP undertook data verification, and reviewed Bisha’s quality assurance and quality control programs on the mineral resource data. AGP concluded that the collar, survey, assay and lithology data were adequate to support mineral resources estimation.

Table 6: Harena Mineral Resources Estimate

David Thomas P. Geo., Effective Date May 31, 2012

Indicated							Contained Metal
	NSR Cut-Off	Tonnes	Copper	Zinc	Gold	Silver	Cu	Zn	Au	Ag
Zone	($/t)	('000’s)%		%	g/t	g/t	('000 lbs)	('000 lbs)	('000 Oz)	('000 Oz)
Oxide Phase	48.92	220			3.79		-	-	27	-
Primary Phase	37.79	1,850	0.65	3.90	0.56	23	26,510	159,060	33	1,370
Total							26,510	159,060	60	1,370

Inferred							Contained Metal
		Tonnes	Copper	Zinc	Gold	Silver	Cu	Zn	Au	Ag
Zone		('000’s)%		%	g/t	g/t	('000 lbs)	('000 lbs)	('000 Oz)	('000 Oz)
Oxide Phase	48.92	40			4.49		-	-	6	-
Primary Phase	37.79	370	0.74	4.06	0.79	32	6,040	33,120	9	380
Total							6,040	33,120	15	380

The following notes should be read in conjunction with table 6 above:

(1)	AMEC undertook data verification, and reviewed Bisha’s quality assurance and quality control programs on the mineral resources data. AMEC concluded that the collar, survey, assay and lithology data were adequate to support mineral resources estimation.
(2)	Domains were modeled in 3D to separate oxide, supergene and primary massive sulphide rock types from surrounding waste rock. The domains conformed to lithological contacts logged in diamond drill core. Sub-domaining was further warranted to separate different grade populations and zones with differing strike and dip orientation within domains.
(3)	Raw drill hole assays were composited to 3.0 m lengths broken at domain boundaries.
(4)	High grade assays were capped prior to compositing. Capping thresholds were assessed within each domain independently.
(5)	Block grades for copper, zinc, gold and silver and lead were estimated from the composites using a combination of ordinary kriging (OK) and inverse distance weighted to the third power (ID3) into 5 x 5 x 3 m blocks coded by domain. Grade estimation used only the exploration drill core dataset as the grade control drilling data was not available at the time of mineral resources estimation.
(6)	The density of the Oxide domain was assigned from the length weighted mean of core samples collected from drill holes. Dry bulk density of the primary sulphide was estimated by a regression of block grade estimates. The regression was derived from assays of sulphur, barium, iron, copper, zinc and lead.
(7)	AMEC reviewed the available grade control drill hole data. The results generally support the grades intercepted in the exploration core drilling.
(8)	Blocks were classified as indicated and inferred in accordance with CIM Definition Standards.
(9)	NSR was estimated using undiluted grades, metal prices, recoveries and appropriate smelter terms and downstream costs.
(10)	Metal prices used for copper, zinc, gold and silver were $3.30/lb, $1.05/lb, $1350/oz, and $26/oz respectively.
(11)	Metallurgical recoveries, supported by metallurgical test work were applied as follows:
a.	Oxide zone: a recovery of 75% was applied for gold. No metallurgical test work was completed to support a recovery for silver. Copper and zinc are not recovered during the oxide phase and therefore are not considered a part of the oxide mineral resources.
b.	Supergene zone: No recoveries were assigned as preliminary metallurgical test work was considered insufficient to support classification of the material as part of the mineral resources. With further metallurgical test work, the potential exists to add this 100kt to 150kt of material to the mineral resources.
c.	Primary zone: recoveries to copper concentrate of 85%, 36%, and 29%, were applied for copper, gold and silver respectively. A recovery to zinc concentrate of 72%, was applied for zinc.
(12)	A Lerchs-Grossman pit shell was generated from the NSR and using mining costs of $2.08/t. Ore based costs include $2.50/t for overland ore haulage. The total ore based costs (process, G&A and stockpile re-handle) are $48.92/t for oxide, and $37.79/t for the primary rock type. Overall pit slopes used in the pit optimization varied from 29˚ to 35.5˚.
(13)	Mineral resources were reported within the Lerchs-Grossman pit shell above an NSR cut-off equivalent to the total ore based costs stated above. The contained metal figures shown are in situ. No assurance can be given that the estimated quantities will be produced. All figures have been rounded to reflect accuracy and to comply with securities regulatory requirements. Summations within the tables may not agree due to rounding.

Table 7: Combined Bisha and Harena Mineral Resources Estimate

Michael Waldegger, P.Geo. (Bisha) and David Thomas P. Geo. (Harena), Effective Date: May 31, 2012

Indicated						Contained Metal
	Tonnes	Copper	Zinc	Gold	Silver	Cu	Zn	Au	Ag
Zone	(000's)%		%	g/t	g/t	('000 lbs)	('000 lbs)	('000 Oz)	('000 Oz)
Oxide Phase	960			5.56	33	-	-	172	1,020
Supergene Phase	8,000	3.75		0.72	28	661,390	-	185	7,200
Primary Phase	23,000	0.94	6.26	0.70	45	474,140	3,175,870	516	33,330
Total						1,135,530	3,175,870	873	41,550

Inferred						Contained Metal
	Tonnes	Copper	Zinc	Gold	Silver	Cu	Zn	Au	Ag
Zone	(000's)%		%	g/t	g/t	('000 lbs)	('000 lbs)	('000 Oz)	('000 Oz)
Oxide Phase	370			5.22	99	-	-	62	1,180
Supergene Phase	300	1.73		0.19	5	11,440	-	2	50
Primary Phase	1,370	0.97	8.09	0.77	52	29,410	244,320	33	2,280
Total						40,850	244,320	97	3,510

Figure 1 – Cross Section of Bisha Main Zones

Bisha Main Cross Section

N
2013-2016
Supergene (Cu) 35m – 65m
• Supergene (copper enriched) massive sulphides containing gold and silver
2015-LOM
Primary (Zn & Cu) 65m – +450m
• Primary massive sulphides containing significant copper, high grade zinc, gold and silver
Bisha Main Open Pit
RESERVE PIT OUTLINE
475 m
OPEN
2011-2013
Oxide (Au) 0m - 35m
• Gold enriched oxide cap
1200 m

2

Gold reserves are contained primarily in an oxide ore zone and base metals reserves are contained in supergene and primary sulphide zones which underlie the gold oxide. See Figure 1 above for an illustration of the zones.  The adjusted mine plan anticipates the Bisha Main pit extending to a depth of 290 meters below surface, 30 meters deeper than the previous ultimate pit and incorporates an additional pit 115 meters deep at Harena, which is located 9 kilometers from Bisha Main. See Figure 2 below for a map of the licensed areas.

Figure 2 – Bisha Mine Licensed Areas

Licensed Areas
NW Zone
Mining Agreement Area 39 km²
Bisha Main
Mining License 16.5km²
Exploration License Application 39.5km²
Harena
Mining License 7.5km²
Total area 86 km²
NW Zone
Tailings Management Facility
Process Plant
Pit
Bisha Main
Waste Dump
Well Field
Waste Dump
16.5km² Mining License